As filed with the Securities and Exchange Commission on May 2, 2005
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934

                   Torrey International Strategy Partners, LLC
                       (Name of Subject Company (Issuer))
                   Torrey International Strategy Partners, LLC
                  (Name of Filing Persons (Offeror and Issuer))
                                    Interests
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)
                                 James A. Torrey
                             Torrey Associates, LLC
                                 505 Park Avenue
                                   Fifth Floor
                            New York, New York 10022
                                 (212) 644-7800
            (Name, address, and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)
                                 With a copy to:
                          Patricia A. Poglinco, Esquire
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee

=================================================== ============================
     Transaction Valuation                              Amount of Filing Fee
--------------------------------------------------- ----------------------------
     $2,915,276.10(a)..............................          $343.13(b)
=================================================== ============================

(a) Calculated as the estimated aggregate maximum purchase price for the interests in an amount up to 15% of the net asset value of the Issuer as of March 31, 2005.

(b) Calculated as the Transaction Valuation multiplied by 0.00011770. Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     [_]  Amount Previously Paid:

     [_]  Form or Registration No.:
          Filing Party:
          Date Filed:

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             Introductory Statement

          This Tender Offer Statement on Schedule TO relates to an offer by Torrey International Strategy Partners, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase Interests in the Fund or portions thereof in an amount up to 15% of the Fund's net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 2, 2005 and the related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer").

          The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4(a), 6 and 7 of this Schedule TO.

Item 2.  Issuer Information

          (a) The name of the issuer is Torrey International Strategy Partners, LLC. The principal executive office of the Fund is located at 505 Park Avenue, Fifth Floor, New York, New York, 10022, and the telephone number is (212) 644-7800.

          (b) The title of the securities that are the subject of the Offer is "Interest" or portions thereof in the Fund. As of the close of business on March 31, 2005, the net asset value of the Fund was $19,435,174.

          (c) There is no established trading market for the Interests, and any transfer thereof is strictly limited by the terms of the Limited Liability Company Agreement of the Fund dated as of May 15, 2002 (the "LLC Agreement").

Item 3.   Identity and Background of Filing Person.

          (a) The name of the filing person is Torrey International Strategy Partners, LLC. The Fund's principal executive office is located at 505 Park Avenue, Fifth Floor, New York, New York 10022 and the telephone number is (212) 644-7800. The advisor of the Fund is Torrey Associates, LLC (the "Advisor"). The principal executive office of the Advisor is located at 505 Park Avenue, Fifth Floor, New York, New York 10022 and the telephone number is (212) 644-7800. The Fund's Managers are James A. Torrey, William A. Prezant and Jewelle W. Bickford. Their address is c/o Torrey International Strategy Partners, LLC, 505 Park Avenue, Fifth Floor, New York, New York 10022.

Item 4.   Terms of the Transaction.

          (b)  Not Applicable.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements.

          The Fund's Private Placement Memorandum dated October, 2003 (the "Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers of the Fund has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Memorandum also states that the Advisor expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, in June and December.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between; (i) the Fund and the Advisor or any Manager or any person controlling the Fund or controlling the Advisor or any member of the Board of Managers; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

Item 8.   Interest in Securities of Issuer.

          (a) Based on March 31, 2005 values, Torrey Associates, LLC, which is wholly-owned by James A. Torrey, owns $110,630 of Interests, representing approximately 0.57% of the outstanding Interests.

          (b) Other than acceptance of subscriptions for Interests as of April 1, 2005 and May 1, 2005, there have been no transactions involving Interests during the past 60 business days by the Fund, the Advisor, any Manager or any person controlling the Fund or the Advisor.

Item 9.   Persons/Assets, Retained, Employees, Compensated or Used.

          No persons have been employed or retained or are to be compensated by the Fund to make any solicitations or recommendations in connection with the Offer.

Item 10.  Financial Statements.

          (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the Investment Company Act of 1940, as amended (the "1940 Act") and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

               Semi-annual audited financial statements for the six-month period ended September 30, 2004, previously filed on EDGAR on Form N-CSR on December 3, 2004.

               (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

               (3) Not applicable.

               (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

Item 11.  Additional Information.

     (a)  (1)  None.

          (2)  None.

          (3)  Not applicable.

          (4)  Not applicable.

          (5)  None.

     (b)  None.

Item 12.  Exhibits.

     A.   Cover Letter to the Offer to Purchase.

     B.   Offer to Purchase.

     C.   Form of Letter of Transmittal.

     D.   Form of Notice of Withdrawal of Tender.

     E. Form of Letter from the Fund to Member in connection with the Fund's Acceptance of Tender of Interest.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TORREY INTERNATIONAL STRATEGY
                                            PARTNERS, LLC


                                            /s/    James A. Torrey
                                            ------------------------
                                            Name:  James A. Torrey
                                            Title: Chief Executive Officer

Dated: May 2, 2005






80350.0166 #567968